EXHIBIT 2

                                  [TRANSLATION]

                                                                  March 22, 2006

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il


               IMMEDIATE REPORT CONCERNING A SENIOR EXECUTIVE WHO
                        CEASED TO SERVE IN HIS CAPACITY

                 Regulation 34(a) of the Securities Regulations
                      (Periodic and Immediate Reports) 1970

 NOTE: Pursuant to Regulation 34(d) of the Securities Regulations (Periodic and
      Immediate Reports) 1970, in addition to this Report, a list of senior executives, on Form 97, must be filed

1. First name: Hillel
Family name: Ashkenazy
Type of identification number: Identity Card
Identification number: 801050
Type of citizenship: Israeli

2. The capacity that was ceased: Director

3. The date on which the service ceased or will cease: March 22, 2006 The date on which the service began: January 26, 1997

4. According to the best of the knowledge of the company, the cessation DOES NOT entail circumstances that need to be brought to the knowledge of the holders of securities of the company.

NOTE: If the cessation entails circumstances that need to be brought to the knowledge of the holders of securities of the company, give details.

5. The manner of the cessation: Discharged

6. The capacity in which the senior executive will continue to serve in the company: None

7. Will the senior executive continue after the cessation to be:
     a.   An Interested Party: No
     b.   A Senior Executive: No
If yes, give details.

8. Was the director who ceased to serve an accounting and financial expert (as defined under the instructions of the Securities Authority pursuant to Section 36A of the Securities Law-1968): Yes

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9. The following is the text of the resignation of an Outside Director and the circumstances of the resignation:
NOTE: To be answered only when an Outside Director has resigned.

10. The date and time that the company was first made aware of the matter dealt in the Report: March 21, 2006 at 12:00 PM

The cessation of the service of Mr. H. Ashkenazy occurred in order to allow the appointment at the General Meeting of an "outside director" to the board of the company, as required by the existing agreement between the three bank groups holding rights to appoint directors of the company.

Mr. H. Ashkenazy is a director that was regarded by the company as having accounting and financial expertise for the purpose of satisfying the minimum number determined by the board of directors pursuant to Section 92(a)(12) of the Companies Law (two directors). Following the cessation of his service, the number of directors having accounting and financial expertise did not fall below the minimum requirement.